Exhibit (a)(7)(v)

EQT INFRASTRUCTURE II ANNOUNCES RESULTS OF WESTWAY TENDER OFFER

WHITE PLAINS, NY – JANUARY 31, 2013: EQT Infrastructure II (“EQT”) announced today the results of the all-cash tender offer (the “Offer”) by its wholly-owned subsidiary, Bishop Infrastructure III Acquisition Company, Inc. (“Purchaser”), to purchase all of the outstanding equity securities of Westway Group, Inc. (“Westway”) (NASDAQ: WWAY), which expired at 12:00 (midnight), New York City time, on January 30, 2013 (the “Expiration Time”).

As at the Expiration Time, based on the calculations of Continental Stock Transfer and Trust Company, the Depositary for the Offer:

•

26,196,183 shares of Class A common stock and Class B common stock of Westway (together, the “Common Stock”), par value $0.0001 per share, representing approximately 93% of the shares of Common Stock currently outstanding;

•	33,321,892 shares of Series A perpetual convertible preferred stock (the “Preferred Stock”), par value $0.0001 per share, representing 100% of the shares of Preferred Stock currently outstanding; and

•	3,476,189 shares of Class A Common Stock subject to outstanding warrants (all of which have an exercise price of $5.00 per share of Class A Common Stock), representing 100% of such shares,

had been validly tendered pursuant to the Offer and not properly withdrawn. Purchaser has accepted for payment all such tendered securities. Immediately after consummation of the Offer, Purchaser held approximately 93% of the outstanding shares of Common Stock and 100% of the outstanding shares of Preferred Stock. Purchaser has instructed the Depositary to promptly issue payment for the securities validly tendered and accepted for payment pursuant to the terms of the Offer.

As a result of the purchase of shares pursuant to the Offer, Purchaser has sufficient voting power to approve the merger of the Purchaser with and into Westway under applicable Delaware law without the affirmative vote of any other stockholder of Westway.

Bishop Infrastructure II Acquisition Company, Inc., the immediate parent company of Purchaser (“Parent”), intends to merge Purchaser with and into Westway, with Westway surviving as a wholly-owned subsidiary of Parent, by filing a certificate of ownership and merger with the Secretary of State of Delaware on January 31, 2013, with the merger to become effective on February 1, 2013.

Further information about the tender offer and the merger can be obtained from MacKenzie Partners, Inc., which is acting as information agent for the Offer, at 105 Madison Avenue, New York, NY 10016, (212) 929-5500, Continental Stock Transfer & Trust Company, which is acting as depositary for the Offer, at 17 Battery Place, New York, NY 10004, (212) 509-4000, and from:

Glen T. Matsumoto +1 914 607 4502
Partner at EQT Partners,
Investment Advisor to EQT Infrastructure II
EQT Press Department +46 8 506 55 334

Perk Hixon
Sr. Managing Director at Evercore Partners
(212) 822-7554

Thomas A. Masilla, Jr.
Chief Financial Officer, Westway Group, Inc.
(504) 636-4245

Forward Looking Statements

Information provided and statements contained in this press release that are not purely historical, such as statements regarding future business plans and prospective performance and opportunities are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements only speak as of the date of this press release, and Westway, EQT and their respective affiliates assume no obligation to update the information included in this press release. Statements made in this press release that are forward-looking in nature may involve risks and uncertainties. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including, without limitation, the risk that business disruption relating to the merger may be greater than anticipated and other specific risk factors discussed herein and in other releases and public filings made by Westway. Although Westway, EQT and their respective affiliates believe that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless otherwise required by law, Westway, EQT and their respective affiliates also disclaim any obligation to update their view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this press release.

About EQT

EQT is the leading private equity group in Northern Europe with approximately EUR 20 billion in raised capital and multiple investment strategies. Together with an extensive network of independent Industrial Advisors, EQT implements its investment strategy by acquiring or financing good medium-sized to large companies in Northern and Eastern Europe, Asia and the United States, supporting their development into leading companies. Development is achieved by an industrial strategy with focus on growth. Since inception, EQT has invested more than EUR 11 billion in around 100 companies and exited close to 50. EQT-owned companies have more than 550,000 employees.

EQT Infrastructure II is the second fund within the infrastructure investment strategy. The first fund closed in 2008 at approximately EUR 1.2 billion. EQT Infrastructure II seeks to invest in medium-sized infrastructure companies with a significant opportunity for value creation through accelerating growth and implementing operational improvements. Potential investment targets are basic infrastructure, concession-based infrastructure and infrastructure-related services.

EQT Partners, acting as Investment Advisor to the general partners and managers of each EQT fund, has around 120 investment professionals with an extensive industrial and financial competence. EQT Partners and its affiliates have offices in Copenhagen, Frankfurt, Helsinki, Hong Kong, Oslo, London, Munich, New York, Shanghai, Singapore, Stockholm, Warsaw and Zurich.

More information can be found on www.eqt.se

About Westway

Westway is a premier provider of storage and related services to owners of bulk liquid products worldwide. The business has over 330 million gallons of storage capacity through a global network of 19 terminal locations including 14 in the U.S., 1 in Canada and 4 in Europe. The business is focused on niche liquid products and customized service offerings with strong margin potential and has a leading market position in the agricultural and chemical commodity sectors. Key products stored include petroleum oils, caustics, asphalts, vegetable oils, methyl esters, chemicals and molasses products, among others.